東京青山・青木法律事務所

(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2006 JUL 31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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FILE No. 82-5176

06016258

July 21, 2006

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of the 65th Ordinary General Meeting of Shareholders (dated June 8, 2006); and
- Notice of Resolutions of the 65th Ordinary General Meeting of Shareholders (dated June 29, 2006)

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Excerpt translation)

Securities Code: 4676
June 8, 2006

To the Shareholders:

NOTICE OF THE 65TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that the 65th Ordinary General Meeting of Shareholders of the Company will be held as described below and you are cordially invited to attend the meeting.

Since voting rights can be exercised by mail or via the Internet even if you are not present at the meeting, please go over the information set forth below and exercise your voting rights no later than 5:30 p.m., Wednesday, June 28, 2006.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated

4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

1. Date and hour:

   June 29 (Thursday), 2006, 10:00 a.m.

2. Place:

   Hotel Grand Pacific Meridian
   B1, Palais Royal
   6-1, Daiba 2-chome, Minato-ku, Tokyo

3. Matters forming the objects of the meeting:

   Matters to be reported:

   1. Report on the business report, balance sheet and statement of income for the 65th business year (from April 1, 2005 to March 31, 2006)

   2. Report on the consolidated balance sheet and consolidated statement of income for the 65th business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for the 65th business year by the account auditors and the Board of Statutory Auditors

   Matters to be resolved:

Proposition No. 1:	Approval of the proposed appropriation of retained earnings for the 65th business year and payment of bonuses for officers
Proposition No. 2:	Amendment to the Articles of Incorporation
Proposition No. 3:	Election of 19 Directors
Proposition No. 4:	Election of one Statutory Auditor
Proposition No. 5:	Granting of retirement gratuities to the retired and retiring Directors and retired Statutory Auditor.

\- - - - -

(Attached documents)

BUSINESS REPORT

(For the period from April 1, 2005 to March 31, 2006)

I. Outline of business activities:

1. Development and results of business activities of the Fuji Television Group:

During the business year under review, expansion of the Japanese economy underwent a temporary retrenchment at the start of the business year but regained ground around summer thanks to a recovery in personal spending and exports and the winding down of inventory adjustments in the IT industry. Later in the business year, the strength of the corporate sector spread to the household sector via improvements in the job market and income levels. In addition, capital investment and personal spending meshed to create a solid recovery trend in the economy that has continued through the writing of this report.

Under such economic conditions, spending on advertising in Japan during 2005 sustained the growth of the previous year on the back of the Aichi World Expo and other factors. According to advertising agency Dentsu Inc.'s report 2005 Advertising Expenditures in Japan, the market for television and radio advertising contracted slightly due in part to a reactionary dip in demand from the Athens Olympics in 2004, with television advertising expenditures edging down 0.1% year on year to ¥2,041.1 billion and radio advertising expenditures slipping 0.9% to ¥177.8 billion.

Amid this environment, the Fuji Television Group worked to enhance its business performance through such initiatives as exerting selectivity and focus in its management resources by making Nippon Broadcasting System, Inc. a wholly owned subsidiary of Fuji Television. As a result, consolidated net sales rose 24.5% year on year to ¥593,493 million and, despite a downturn in earnings in the Direct Marketing segment, operating income grew 16.4% to ¥50,724 million, supported in part by the boost in profits associated with the increase in the number of consolidated subsidiaries. In addition, recurring profit rose 13.2% to ¥50,340 million, as increases in dividend income and equity in earnings and investments in equity-method affiliates offset expenses related to the issuance of new shares and the issuance of straight bonds as well as startup loss on investment associations. However, net income fell 50.3% to ¥11,345 million due largely to extraordinary losses on the sale of livedoor Co., Ltd. shares and other investment securities.

Results by operating segment are as follows:

	Net sales			Operating income/loss		
	64th business year April 1, 2004 - Mar. 31, 2005	65th business year (current year) April 1, 2005 - Mar. 31, 2006	Comparison with the previous year	64th business year April 1, 2004 - Mar. 31, 2005	65th business year (current year) April 1, 2005 - Mar. 31, 2006	Comparison with the previous year
	Million yen	Million yen	(%)	Million yen	Million yen	(%)
Broadcasting	-	410,003	9.0	-	40,936	5.5
TV broadcasting	376,039	-		38,785	-	
Program production and related businesses	49,683	53,207	7.1	3,137	3,230	3.0
Direct marketing	68,366	69,739	2.0	2,248	1,279	(-) 43.1
Video and music	-	73,566	-	-	3,956	-
Other businesses	30,431	60,096	97.5	(-) 732	2,128	-
Eliminated	(47,786)	(73,120)	-	142	(807)	-
Total	476,733	593,493	24.5	43,581	50,724	16.4

2. Overview of business segment by department of the Group:

<Broadcasting>

The Broadcasting segment represents the earnings of Fuji Television and those of Nippon Broadcasting.

Thanks to the ongoing support of its viewership, Fuji Television won a "quadruple crown" in viewer ratings in the business year under review, carrying on the success of the previous business year, by capturing the top spots in the golden time (19:00-22:00), prime time (19:00-23:00), all day (06:00-24:00), and non-prime time (06:00-19:00 and 23:00-24:00) slots. This led to a 1.5% year-on-year rise in Television Broadcasting revenues to ¥381,564 million a new record high.

In network time advertising sales, advertising sales of regular programming were up year on year owing to comparatively steady sales following a realignment of our programming in April and October 2005. Sales of one-off programming in the first half included Volleyball World Cup Grand Prix, 2005 World Judo Championships, and Viking Natsuyasumi Premium, but were not able to reach the sales of the Athens Olympics in the previous business year. Furthermore, sales of night professional baseball games declined and contributed to a year-on-year decrease in one-off programming sales. Second half sales were up year on year on the back of Japan National Figure Skating Championships 2005, Kitchen Wars, and the Torino Winter Olympics, but one-off sales for the full year were down versus the previous business year. Growth in regular programming, however, lifted network time advertising sales by 0.9% year on year to ¥135,107 million, an all-time high.

In local time advertising sales, regular programming sales were relatively firm, rising year on year in both the first and second halves of the business year under review. One-off

sales of programming such as F1 Grand Prix Qualifiers and 24 -TWENTY FOUR Season III contributed to sales and year-end/New Year's programming sales were higher than in the previous business year; however, a reduction in the number of one-off programs resulting from proposals from advertising sponsors and decline in sales of night professional baseball games kept sales of one-off programming below the previous business year's performance. That said, regular programming offset the decline in one-off programming and led to a 2.4% increase in local time advertising sales, to ¥22,575 million.

Spot advertising sales set a new record in the first half, lifted by the recovery in the Japanese economy since the previous business year. But in the third quarter, advertising sales growth slowed in such industries as non-alcoholic beverages, cosmetics and toiletries, and precision equipment, precipitating a year-on-year decline in revenues. Sales rebounded in the fourth quarter, but full-year revenues fell short of the performance of the previous business year. Advertising sales were strong to makers of such home electronic products (digital consumer electronic products) as flat-panel TVs and hard disk and DVD recorders. In addition, Fuji Television expanded its share of customers in the financial services; real estate (centering on condominium sales) and housing equipment; and transportation, leisure, and tourism markets. All told, spot advertising sales fell 1.2% year on year, to ¥138,928 million.

Sales in the Broadcasting-related business rose 6.8% year on year to ¥30,370 million. We attribute this to subscription revenues from our CS broadcasting services rising 18.7% thanks to successful efforts to strengthen our content and other factors, which offset a slight decline in programming sales versus the previous business year.

Revenues from other operations in the Television business rose 7.0% to ¥54,583 million. Five movies produced by Fuji Television, including *Negotiator Mashita Masayoshi* and *Densha Otoko*, were ranked among the top 10 Japanese movies in terms of 2005 box office receipts. We also scored a major hit with *The Uchoten Hotel*, released in January 2006. Among events, *Allegria 2* had 466 shows over 14 months and attracted 1.14 million viewers, and *Odaiba Adventure King*, which has been become a regular feature of the summer, drew a record 4.64 million visitors in 2005. Furthermore, sales in our rights business were brisk once again on the back of the *Dragonball GT* DVD box set and the huge commercial success of *Moyatto Ball* merchandise, which was inspired by the TV show *Nounai Esthe IQ Suppli*.

The Radio Broadcasting business comprises the earnings of Nippon Broadcasting, which was incorporated into Fuji Television's consolidated earnings as of the business year under review. Radio broadcasting revenues amounted to ¥13,580 million, as time and proprietary advertising revenues increased but sales promotion revenues fell. Programming production revenues amounted to ¥14,184 million, as strong Radio Living (direct marketing) revenues were offset by a year-on-year decline in revenues from events. With the addition of programming sales revenue, overall sales in the Radio Broadcasting business amounted to ¥28,461 million.

As a consequence, Broadcasting segment rose 9.0% to ¥410,003 million as newly consolidated Radio Broadcasting business revenues combined with healthy Television revenues, and segment operating income rose 5.5% to ¥40,936 million.

<Program Production and Related Businesses>

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Sales of programming by subsidiaries in this segment coupled with efforts to expand sales from events and other areas beyond programming as well as endeavors to increase revenues from external sources led to a 7.1% increase in sales to ¥53,207 million and a 3.0% rise in operating income to ¥3,230 million.

<Direct marketing>

The Direct Marketing segment comprises primarily the earnings of Dinos Inc. Amid brisk sales in the direct marketing industry in dedicated telemarketing channels and sales via the Internet, Dinos posted healthy sales of beauty and health products and fashion-related merchandise offered through its catalog media. In addition, 57.1% growth in Internet sales underpinned a 2.0% rise in Direct Marketing, segment sales, to ¥69,739 million. However, operating income fell 43.1% to ¥1,279 million, as expenses for direct marketing rose as a result of initiatives aimed at improving customer services, such as tightening our inspection system and bearing shipping costs for returned items.

<Video and music>

Video and Music is a newly established segment comprising nine companies, including Pony Canyon, Inc. and another company that were newly consolidated. The industry as a whole did not recover during the business year under review due to illegal copying through the use of file-sharing software becoming a social problem and other issues. That said, Pony Canyon's DVDs, including the *Dragonball* series, *Negotiator Mashita Masayoshi*, and *Bayside Shakedown*, made a major contribution to sales. As a result, sales in the video and music segment amounted to ¥73,566 million and operating income was ¥3,956 million.

<Other businesses>

The Other Businesses segment comprises seven companies, including three that were newly consolidated. Fusosha Publishing, Inc. which reported an operating loss in the previous business year owing to a slump in sales of books and magazines, reversed this with operating income in the business year under review owing to a year-on-year improvement in its book business thanks in part to Lily Franky's *Tokyo Tower,* a best-seller with over 1.2 million copies sold. Furthermore, software developer Fujimic, Inc. posted steady sales growth supported by a major order for server integration to comply with one-segment broadcasts. These factors, coupled with the addition of newly consolidated subsidiaries, led to a hefty 97.5% increase in segment sales, to ¥60,096 million, and a significant improvement in operating income, to ¥2,128 million.

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) recorded an operating loss in the fifth year since the start of service despite posting an increase in sales, as the company continues to face tough conditions. Other affiliates, however, posted comparatively strong performances, resulting in equity in earnings of affiliated companies (net of dividends) of ¥1,312 million, up 99.7% year on year.

3. Capital investment and fund-raising by the Group:

Capital investment during the business year under review totaled ¥20,933 million, which was spent principally on the construction of new studios and related equipment in the TV broadcasting business. The requisite capital was all covered by the funds raised by the public offering of new shares and the issuance of new shares by allocation thereof to a third party in February and March 2004.

In March 2006, the Company raised funds of ¥50,000 million by the issuance of unsecured straight bonds. Part of the net proceeds from the issuance of the bonds was used to repay the bank loans appropriated to the funds to make Nippon Broadcasting System, Incorporated its wholly owned subsidiary.

4. Future challenges to the Group:

The Fuji Television Group is following the keywords of "digital content factory" to realize its goal of fortifying its content creation capabilities in the digital age. To this end, we will continue to raise content creation skills by developing our capabilities in high-definition programming, data transmission, and broadcasting for mobile terminals. Scheduled for completion in March 2007, the Rinkai Fukutoshin Studios (provisional name) under construction in Aomi, Koto Ward, Tokyo, will concentrate the Group's content creation know-how and function as a true "digital content factory" and, together with the Fuji Television headquarters, will symbolize the Fuji Television Group.

Terrestrial digital broadcasting commenced in December 2003, initially through low-power transmissions. Such transmissions were converted to full 10kW power in December 2005, and digital broadcasts at relay stations have also started, such that the present coverage has extended to over 90% of the Kanto region, or approximately 15 million households.

Furthermore, in April 2006 we began "one-segment" services in which viewers can enjoy terrestrial digital broadcasts on their mobile phones and other mobile devices. One-segment broadcasts are a major appeal of terrestrial digital broadcasting since this ubiquitous service will allow viewers to receive programs anywhere and at any time and will not only increase opportunities for viewing but also a means of providing information during emergencies. In addition, it is attracting attention as a service made possible by terrestrial digital broadcasting, for example, through the provision of programming-related information via data broadcasting. Fuji Television recognizes its responsibilities as a broadcaster to make effective use of the airwave resources it has been granted by the government, and

believes that providing a variety of services that address viewers needs is one way for it to fulfill its social responsibilities. The current analog broadcasting format is scheduled to end in 2011 and Fuji Television is working to promote awareness of this as well as the diffusion of digital broadcasting.

On the programming front, we will continue to equip our studios to handle high-definition programming and raise the percentage of dramas, variety shows, and news and information programs that are offered in a high-definition format. In addition, we are enhancing our capabilities in data broadcasting that is linked in real time with programming. We also plan to explore opportunities in personal media - linking television programs to blogs, for example - as part of our response to the growth markets created by the trend toward linking broadcasting to the Internet.

Fuji Television aims to fortify its "Media Complex" structure by Broadcasting Satellite (BS) and Communication Satellite (CS) and movie business media as well as pursuing linkages with the Internet in order to offer "media with 100% reach, anytime, anywhere". We also aim to create a broad-based business infrastructure by aggressively pursuing non-advertising operations, such as various rights businesses that are spin-offs of our television broadcasting, movie and anime content, events, and direct marketing that utilizes visual media. Recent initiatives to combine our businesses have led to strong praise for Fuji Television's brand image, and we will continue to press forward with such activities to live up to the strong reputation we have built with our viewers.

In addition, we have undertaken an aggressive realignment of capital relationships within the Fuji Television Group to create a group structure with Fuji Television as an operating holding company. We intend to develop as a highly competitive corporate group by exerting selectivity and focus over management resources with Fuji Television at the core, giving maximum expression to the power and creativity of each Group company, enhancing business synergies within the Group, and consolidating our position as Japan's largest media conglomerate.

By executing the business initiatives described previously, Fuji Television aims to sustain a level of profitability to support both shareholder returns and investment in the future and thus realize diversified revenue streams, sustained growth, and enhanced competitiveness.

Among compliance-related topics, ahead of the enforcement of the new Corporation Law of Japan as of May 1, 2006, we worked to fortify our internal control system to ensure all corporate activities are conducted appropriately. Among organizational initiatives, we established a Compliance Committee in our internal organization unit to manage compliance- and risk-related issues and appointed compliance offices in each workplace who report to the President and Representative Director, who has the ultimate responsibility over compliance and related matters.

5. Changes in the results of business activities and assets of the Group and the Company:

(1) Changes in the results of business activities and assets of the Group

Item	62nd business year April 1, 2002 - Mar. 31, 2003	63rd business year April 1, 2003 - Mar. 31, 2004	64th business year April 1, 2004 - Mar. 31, 2005	65th business year (current year) April 1, 2005 - Mar. 31, 2006
Operating revenues (million yen)	429,004	455,945	476,733	593,493
Operating income (million yen)	37,268	44,065	43,581	50,724
Recurring profit (million yen)	37,744	45,564	44,478	50,340
Net income (million yen)	14,816	24,714	22,845	11,345
Net income per share (yen)	13,617.49	22,765.20	9,056.14	5,109.42
Total assets (million yen)	480,913	625,786	681,190	692,357
Net assets (million yen)	367,796	501,870	479,088	462,903
Net assets per share (yen)	351,919.49	403,094.41	203,653.65	200,803.02

Note 1. During the 63rd business year, the Company made capital increases by the offering of 180,000 shares to the general public in Japan and by allocation of 20,000 shares to a third party. As a result, the number of issued shares increased by 200,000 shares and common stock and additional paid-in capital increased by ¥46,436 million, respectively.

Note 2. During the 64th business year, the Company implemented a two-for-one stock split as of May 20, 2004. Net income per share was calculated as if the stock split were implemented at the beginning of the business year.

Note 3. During the 64th business year, the Company issued convertible bonds-type bonds with stock acquisition rights in the amount of ¥80,000 million. By the end of the business year, stock acquisition rights were converted into shares for ¥17,100 million. As a result, the total number of issued shares increased by 71,698.11 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

Note 4. During the 65th business year, the convertible bonds-type bonds with stock acquisition rights issued by the Company were converted into shares in the amount of ¥62,900 million. As a result, the total number of issued shares increased by 317,696.33 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

Note 5. During the 65th business year, the Company issued unsecured straight bonds in the amount of ¥50,000 million.

(2) Changes in the results of business activities and assets of the Company

Item	62nd business year April 1, 2002 - Mar. 31, 2003	63rd business year April 1, 2003 - Mar. 31, 2004	64th business year April 1, 2004 - Mar. 31, 2005	65th business year (current year) April 1, 2005 - Mar. 31, 2006
Operating revenues (million yen)	333,729	358,056	376,039	381,564
Operating income (million yen)	33,674	37,894	38,785	39,804
Recurring profit (million yen)	35,938	39,820	40,170	40,038
Net income (million yen)	13,095	21,131	21,970	5,838
Net income per share (yen)	12,103.22	19,535.96	8,787.00	2,117.61
Total assets (million yen)	426,627	561,266	664,267	715,610
Net assets (million yen)	346,375	477,887	508,053	575,935
Net assets per share (yen)	331,480.06	383,888.90	198,371.04	200,172.45

Note 1. During the 63rd business year, the Company made capital increases by the offering of 180,000 shares to the general public in Japan and by allocation of 20,000 shares to a third party. As a result, the number of issued shares increased by 200,000 shares and common stock and additional paid-in capital increased by ¥46,436 million, respectively.

Note 2. Effective in the 63rd business year, the financial statements are prepared in accordance with the amended Regulations for the Enforcement of the Commercial Code (Ministry of Justice Ordinance No. 22 dated March 29, 2002, as last amended on March 30, 2004 by Ministry of Justice Ordinance No. 23) of Japan.

Note 3. During the 64th business year, the Company implemented a two-for-one stock split as of May 20, 2004. Net income per share was calculated as if the stock split were implemented at the beginning of the business year.

Note 4. During the 64th business year, the Company issued convertible bonds-type bonds with stock acquisition rights in the amount of ¥80,000 million. By the end of the business year, stock acquisition rights were converted into shares for ¥17,100 million. As a result, the total number of issued shares increased by 71,698.11 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

Note 5. During the 65th business year, the convertible bonds-type bonds with stock acquisition rights issued by the Company were converted into shares in the amount of ¥62,900 million. As a result, the total number of issued shares increased by 317,696.33 shares and capital and additional paid-in capital increased by ¥8,550 million, respectively.

Note 6. During the 65th business year, the Company issued unsecured straight bonds in the amount of ¥50,000 million.

II. Outline of the Company (as of March 31, 2006)

1. Major businesses of the Group:

The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, engineering and transmitting involving programs for broadcast; direct marketing; and video and music. These companies also provide services related to each of these businesses.

The segments by business category of the Group and the services and products provided by each segment are shown below:

Segment by business category	Services and products provided
Broadcasting Business	TV broadcasting business and radio broadcasting business
Broadcasting-Related Businesses	Planning, production, engineering, relay operations and other businesses for TV programming
Direct Marketing	Direct marketing and sales of fresh flowers
Video and Music	Production and sale of audio/video software and management, etc. of music copyrights
Other Businesses	Publishing, temporary agency services, leasing of movables, software development, etc.

2. State of shares:

(1) Total number of shares authorized to be issued by the Company: 9,000,000 shares

(2) Total number of issued shares: 2,938,002.84 shares

Note: As a result of exercise of the stock acquisition rights attached to the convertible bonds-type bonds with stock acquisition rights, the total number of issued shares increased by 317,696.33 shares.

(3) Number of shareholders: 73,840 persons

(4) Principal shareholders:

Name	Shares in the Company held by them		Shares in them held by the Company	
	Shares	Ratio of voting rights (%)	Shares	Ratio of equity participation (%)
Nippon Broadcasting System, Inc.	573,704.00	-	26,424,159	100.00
Toho Co., Ltd.	183,221.00	8.81	4,940,000	2.61
The Master Trust Bank of Japan, Ltd. (Trust Account)	131,450.00	6.32	-	-
Japan Trustee Services Bank, Ltd. (Trust Account)	119,940.00	5.77	-	-
Nippon Cultural Broadcasting, Inc.	77,920.80	3.75	-	-
NTT DOCOMO Co., Ltd.	77,000.00	3.70	-	-
State Street Bank and Trust Company 505025 (Standing proxy: Mizuho Corporate Bank, Limited, Kabutocho Custody & Proxy Dept.)	57,387.00	2.76	-	-

Note 1. With regard to the shares held by Nippon Broadcasting System, Inc., the exercise of the voting rights is restricted pursuant to the provision of Article 241, paragraph 3 of Commercial Code of Japan.

Note 2. In addition to the above, the Company holds 61,202.84 shares of treasury stock.

3. State of employees of the Group:

(1) Number of employees of the Group

Segment by business category	Number of employees	As compared with the end of the previous business year (+ or -) (persons)
Broadcasting Business	1,648	+ 281
Broadcasting-Related Businesses	1,218	+ 24
Direct Marketing	317	+ 2
Video and Music	411	+ 411
Other Businesses	618	+ 130
Total	4,212	+ 848

(2) Number of employees of the Company

Classification	Number of employees (persons)	As compared with the end of the previous business year (+ or -) (persons)	Average age (years)	Average length of service (years)
Male	1,052	+ 9	40.2	15.5
Female	332	+ 8	38.2	15.2
Total or Average	1,384	+ 17	39.7	15.4

4. State of business affiliations:

(1) State of major subsidiaries:

Name	Capital stock	Ratio of voting rights (%)	Principal business
Fuso Publishing, Inc.	¥6,800 million	84.2 (0.2)	Publishing of magazines and books
Nippon Broadcasting System, Inc.	¥4,150 million	100.0	Radio broadcasting business
Dinos Inc.	¥2,000 million	94.0 (32.0)	Mail order business
Pony Canyon, Inc.	¥1,200 million	84.0 (57.0)	Production and sale of audio /video software
Fuji Creative Corporation	¥480 million	100.0	sale of broadcasting programs, production of programs
Fujimic Inc.	¥300 million	100.0	Information service business
Kyodo Television, Limited	¥150 million	57.7 (3.3)	Production of TV programs, CM and PR videos, etc.

(Note) The figures in the parentheses in the column of ratio of voting rights show the ratios of voting rights indirectly held by the Company through its subsidiaries.

(2) Development and results of business combinations during the business year under review:

As a result of the acquisition of the shares of LF Holdings, Inc. (former trade name: Livedoor Partners Co., Ltd.) that had held the shares of Nippon Broadcasting System, Incorporated, Nippon Broadcasting System, Inc., an equity-method affiliate of the Company, has become a consolidated subsidiary of the Company (LF Holdings, Inc. was merged into the Company in July 2005).

As a result of Nippon Broadcasting System, Inc. becoming a consolidated subsidiary, Pony Canyon, Inc. and Fuji Sankei AD-WORK Co., Ltd. equity-method affiliates of the Company, have become consolidated subsidiaries of the Company, and Nippon Broadcasting Projects, Inc. and Big Shot Inc. have newly become consolidated subsidiaries of the Company.

As a result of Pony Canyon, Inc. becoming a consolidated subsidiary, Pony Canyon Enterprise, Inc. has newly become a consolidated subsidiary of the Company, and Memory-Tech Corporation has newly become an equity-method affiliate of the Company.

Fujitelevsion Futurenet Inc., a consolidated subsidiary of the Company, was merged into Fujimic Inc., another consolidated subsidiary of the Company.

As a result, the Company had 30 consolidated subsidiaries, including the above seven major subsidiaries and 12 equity-method affiliates for the business year under review. The following is a summary of consolidated financial statements:

	64th business year (April 1, 2004 - Mar. 31, 2005)	65th business year (current year) (April 1, 2005 - Mar. 31, 2006)	Comparison with the previous year
Consolidated net sales	¥476,733 million	¥593,493 million	124.5%
Consolidated net income	¥22,845 million	¥11,345 million	49.7%
Net income per share on a consolidated basis	¥9,056.14	¥5,109.42	(-) ¥3,946.72

5. **Principal lenders:**

Not applicable.

6. **Acquisition, disposition and possession by the Company of its own shares:**

1) Acquisition of shares during the business year under review:

Shares of common stock	78,531.84 shares
Total amount of acquisition	¥18,148 million

2) Disposition of shares of treasury stock during the business year under review:

Shares of common stock	77,000.00 shares
Total amount of disposition	¥20,713 million

3) Shares of treasury stock held as of March 31, 2006:

Shares of common stock	61,202.84 shares

7. **State of stock acquisition rights:**

None

8. **Principal offices of the Group:** (Translation omitted)

9. Directors and Statutory Auditors:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Yuji Itoyama
Executive Managing Director:	Masaki Miyauchi
Executive Managing Director:	Koh Toyoda
Executive Managing Director:	Yoshiaki Yamada
Director:	Shuji Kanoh
Director:	Hideaki Ohta
Director:	Masami Obitsu
Director:	Masumi Uchibori
Director:	Toyochika Akiho
Director:	Isao Matsuoka
Director:	Shigeki Sato
Director:	Michio Izuma
Director:	Takafumi Beppu
Director:	Takehiko Kiyohara
Full-time Statutory Auditor:	Shunichiro Kondo
Full-time Statutory Auditor:	Hachiro Itoh
Full-time Statutory Auditor:	Kiyoshi Onoe
Statutory Auditor:	Yusaburo Motegi

10. Amount of remuneration to account auditors, etc.:

a) Total fees paid by the Company and its consolidated subsidiaries for accounting audit services	¥90 million
b) Within the total of a) above, the amount to be paid by the Company and its consolidated subsidiaries for accounting audit services (covering audit attestation services) in accordance with Article 2, paragraph 1 of the Certified Public Accountant Law (1948 Law No. 103)	¥90 million
c) Within the total of b) above, audit fees to be paid to the Company's accounting auditors	¥36 million

(Note) In its audit contracts with its accounting auditors, the Company has not established separate categories for audit fees in accordance with the Commercial Code and with the Securities Exchange Law. As the categorization is not possible in a substantive manner, the figure shown in c) above is a total of these two fees.

11. Important fact concerning the state of the Company which occurred after the date of the settlement of accounts:

(1) Merger with Nippon Broadcasting Holdings, Inc.

As of April 1, 2006, the Company merged Nippon Broadcasting Holdings, Inc. (former trade name: Nippon Broadcasting System, Inc.) that had transferred its radio broadcasting business and all other businesses to a newly incorporated company. The merger was intended to define the Company as the operating holding company of Fujisankei Group and establish a group management system to implement its future group strategies swiftly and efficiently.

(i) Merger date:

April 1, 2006

(ii) Merger method:

Merger with the Company as a surviving company. As the merged company, Nippon Broadcasting Holdings, Inc., is a 100% subsidiary of the Company, no new shares will be issued or no payment upon merger will be made.

(iii) Transfer of property:

As of the merger date, all of the assets, liabilities, rights and obligations are transferred to the Company from Nippon Broadcasting Holdings, Inc. that transferred its radio broadcasting business and all other businesses to a newly incorporated company. The assets and liabilities so transferred are as listed

below:

Total assets: ¥47,982 million

Total liabilities: ¥26,658 million

In addition, the shares of the Company held by Nippon Broadcasting Holdings, Inc., valued at ¥145,668 million (573,704 shares), are transferred to the Company as its shares of treasury stock.

(2) Acquisition and cancellation by the Company of its own shares

As described in item (1) above, the Company merged Nippon Broadcasting Holdings, Inc. as of the merger date of April 1, 2006 and consequently, the Company came to hold 573,704 shares of the Company that had been held by Nippon Broadcasting Holdings, Inc., as treasury stock. At the meeting of its Board of Directors held on April 27, 2006, the Company determined to cancel such shares, together with 0.84 shares out of its shares of treasury stock. The cancellation by the Company of its shares of treasury stock is intended to improve capital efficiencies and increase the shareholder value through reductions in the total number of issued shares.

(i) Description of shares to be cancelled

Type of shares:	Shares of common stock of the Company
Total number of shares:	573,704.84 shares (19.5% of the total number of issued shares)

(ii) Cancellation date (invalidation date)

May 16, 2006

<u>BALANCE SHEET</u>
(As of March 31, 2006)

ASSETS	(million yen)
Current assets:	174,616
Cash on hand and in banks receivable	4,482
Trade notes receivable	33,515
Trade accounts receivable	51,692
Marketable securities	26,288
Programs and other products	15,842
Supplies	48
Advance	5,667
Prepaid expenses	1,263
Deferred tax assets	3,108
Short-term loan	20,003
Corporate income taxes recoverable	2,315
Other current assets	10,604
Allowance for doubtful accounts	(215)
Fixed assets:	540,976
Tangible fixed assets:	132,164
Buildings	83,161
Structures	1,077
Machinery and equipment	14,011
Aircraft	16
Motor vehicles	111
Tools, furniture and fixtures	3,048
Land	20,132
Construction in progress	10,605
Intangible fixed assets:	31,366
Goodwill	1,674
Leasehold rights	14,393
Software	14,937
Other intangible fixed assets	360
Investments and other assets:	377,444
Investment securities	184,143
Investment in subsidiaries' stock	182,940
Investment in other related companies' securities	6,149
Long-term prepaid expenses	404
Other investments and other assets	4,630
Allowance for doubtful accounts	(824)
Deferred assets:	17
Bond discount	17
TOTAL ASSETS	715,610

LIABILITIES

Current liabilities:	59,023
Trade notes payable	8,678
Trade accounts payable	21,018
Other accounts payable	11,868
Accrued expenses	7,524
Accrued consumption taxes, etc.	1,042
Advance received	937
Deposit received	2,562
Employees' deposit	3,400
Reserve for returned goods	46
Other current liabilities	1,944
Long-term liabilities:	80,650
Bonds	50,000
Deferred tax liabilities	10,495
Reserve for employee retirement benefits	18,628
Reserve for officers' retirement gratuities	1,172
Other long-term liabilities	354
TOTAL LIABILITIES	139,674

SHAREHOLDERS' EQUITY

Capital:	146,200
Common stock	146,200
Additional paid-in capital:	175,275
Capital reserves	173,664
Other additional paid-in capital	1,610
Income from disposition of treasury stock	1,610
Retained earnings:	238,446
Earned surplus reserve	4,385
Voluntary reserve	228,300
General reserve	228,300
Unappropriated retained earnings for the year	5,760
Revaluation difference of stocks:	31,196
Treasury stock:	(15,183)
TOTAL SHAREHOLDERS' EQUITY	575,935
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	715,610

STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

Recurring profit and expenses		(million yen)
Operating income and expenses:		
Operating income		
Net sales		381,564
Operating expenses		
Cost of sales	244,825	
Selling, general and administrative expenses	96,934	341,760
Operating income		**39,804**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	2,255	
Other income	1,371	3,627
Non-operating expenses		
Interest and discounts expenses	219	
New share issuing expenses	532	
Bond issuing expenses	215	
Loss on investments in investment association	981	
Other expenses	1,445	3,393
Recurring profit		**40,038**
Special gains and losses		
Special gains:		
Gain on sale of fixed assets	5	
Gain on sale of investment securities	11,558	11,563
Special losses:		
Loss on sale of fixed assets	151	
Loss on disposition of fixed assets	178	
Loss on sale of investment securities	34,505	
Valuation loss of investment securities	3,634	
Loss on sale of memberships, etc.	0	
Valuation loss of memberships, etc.	8	
Transfer to allowance for doubtful accounts of membership deposits	45	38,523
Income before tax for the year		**13,078**
Corporate income, inhabitant and enterprise taxes	5,211	
Adjustment to corporate income taxes, etc.	2,028	7,239
Net income for the year		**5,838**
Unappropriated retained earnings brought forward from the previous year		5,522
Interim dividends		5,599
Unappropriated retained earnings for the year		**5,760**

PROPOSED APPROPRIATION OF RETAINED EARNINGS

	(yen)
1. Appropriation of unappropriated retained earnings for the year	
Unappropriated retained earnings for the year:	5,760,943,499
Reversal of general reserve	150,000,000,000
Total	155,760,943,499
To be appropriated as follows:	
Cash dividends ¥2,000 per share	4,606,192,000
Officers' bonuses (Statutory Auditors' bonuses)	79,800,000 (10,500,000)
Retained earnings carried forward	151,074,951,499
2. Appropriation of other additional paid-in capital	
Other additional paid-in capital	1,610,958,752
To be appropriated as follows:	
Other additional paid-in capital carried forward	1,610,958,752

Note: As of December 9, 2005, ¥5,599,604,800 was paid as interim dividends (¥2,000 per share).

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 12, 2006

To: The Board of Directors
Fuji Television Network, Incorporated

Earnst & Young ShinNihon

By Tomohiro Niizato (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 2, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan, we, the oversigned auditing firm, audited the financial statements, or balance sheet, statement of income, business report (to the extent it relates to accounting) and proposed appropriation of retained earnings and their accompanying detailed statements (to the extent they relate to accounting) for the 65th business year of Fuji Television Network, Incorporated (the "Company") covering the period from April 1, 2005 to March 31, 2006. The portions of accounts in the business report and the accompanying detailed statements subjected to audit consisted of those of the matters contained therein which were stated on the basis of the entries in the accounting books of the Company. Management of the Company is responsible for preparing such financial statements and their accompanying detailed statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the financial statements and their accompanying detailed statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the financial statements and their accompanying detailed statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis

for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries of the Company as we considered necessary.

As a result of such audit, we are of the opinion:

(1) That such balance sheet and statement of income fairly present the state of the property and profit and loss of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(2) That the business report (to the extent it relates to accounting) fairly presents the state of the Company in accordance with laws, ordinances and the Articles of Incorporation;

(3) That the proposed appropriation of retained earnings is in conformity with laws, ordinances and the Articles of Incorporation; and

(4) That, with respect to the accompanying detailed statements (to the extent they relate to accounting), there is nothing to be pointed out in accordance with the provisions of the Commercial Code of Japan.

The subsequent event mentioned in the business report will have a significant effect on the state of the property and profit and loss of the Company for the following business year or thereafter.

There is no such relation of interests between the Company and the oversigned auditing firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Copy of the Board of Statutory Auditors' Audit Report

AUDIT REPORT

We, the Board of Statutory Auditors of the Company, upon receipt from each Statutory Auditor of his method and results of auditing the performance by Directors of their duties during the 65th business year from April 1, 2005 to March 31, 2006, prepared this audit report upon deliberation and hereby report as follows:

1. Method of Audit by Statutory Auditors in Outline:

Each Statutory Auditor, in accordance with the audit policy, assignment of duties, etc., as determined by the Board of Statutory Auditors, attended meetings of the Board of Directors and other important meetings, questioned the Directors about the performance of their duties, inspected important decision documents, etc., made investigation into the state of activities and property, required the Directors, etc. in charge of its subsidiaries to render reports on their business operations. We also required the Company's Account Auditors to render reports and accounts and examined the accounting statements and their accompanying detailed statements.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we, in addition to following the aforementioned method of audit, required Directors, etc. to render reports and made a full investigation into the situations thereof whenever necessary.

2. Results of audit:

We are of the opinion:

(1) That the method and results of the audit made by the Company's Account Auditors, Earnst & Young ShinNihon, are proper;

(2) That the business report fairly presents the state of the Company in accordance with the laws, ordinances and the Articles of Incorporation;

(3) That the proposition relating to the appropriation of retained earnings has nothing to be remarked in the light of the state of property of the Company and other circumstances;

(4) That the accompanying detailed statements fairly present the matters to be stated

therein and contain nothing to be pointed out;

(5) That in connection with the performance by Directors of their duties, no dishonest act or material fact of violation of the laws, ordinances or the Articles of Incorporation exists; and

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares, we find no breach of duties on the part of the Directors.

May 16, 2006

The Board of Statutory Auditors
Fuji Television Network, Incorporated

Shunichiro Kondo (seal)
(Full-time) Statutory Auditor

Hachiro Itoh (seal)
(Full-time) Statutory Auditor

Kiyoshi Onoe (seal)
(Full-time) Statutory Auditor

Yusaburo Motegi (seal)
Statutory Auditor

(Note) Statutory Auditors Shunichiro Kondo and Yusaburo Motegi are outside statutory auditors as provided for in Article 18, paragraph 1 of the Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations of Japan. Statutory Auditor Rokuro Ishikawa, who passed away on December 14, 2005, did not affix his signature and seal.

CONSOLIDATED BALANCE SHEET
(As of March 31, 2006)

ASSETS	(million yen)
Current assets:	261,031
Cash on hand and in banks receivable	49,986
Trade notes and trade accounts receivable	111,958
Marketable securities	30,008
Inventories	22,517
Deferred tax assets	5,424
Other current assets	41,591
Allowance for doubtful accounts	(454)
Fixed assets:	431,308
Tangible fixed assets:	154,342
Buildings and structures	89,898
Machinery, equipment and vehicles	16,372
Land	27,079
Construction in progress	11,439
Other tangible fixed assets	9,550
Intangible fixed assets:	45,461
Goodwill	1,674
Leasehold rights	15,356
Software	15,521
Other intangible fixed assets	12,908
Investments and other assets:	231,504
Investment securities	211,197
Long-term loans	920
Deferred tax assets	3,873
Other investments and other assets	20,277
Allowance for doubtful accounts	(4,763)
Deferred assets:	17
Bond discount	17
TOTAL ASSETS	692,357

LIABILITIES

Current liabilities:	105,738
Trade notes and trade accounts payable	51,330
Short-term borrowings	5,989
Accrued corporate income taxes, etc.	2,373
Allowance for returned goods	839
Other current liabilities	45,206
Long-term liabilities:	114,793
Bonds	50,000
Bonds with stock acquisition rights	366
Long-term borrowings	1,904
Deferred tax liabilities	22,077
Reserve for employee retirement benefits	30,794
Reserve for officers' retirement gratuities	3,327
Adjustment of consolidation	5,439
Other long-term liabilities	885
TOTAL LIABILITIES	220,532

MINORITY INTERESTS

Minority interests:	8,921

SHAREHOLDERS' EQUITY

Common stock:	146,200
Additional paid-in capital:	175,275
Retained earnings:	269,855
Reevaluation differences of land:	(435)
Valuation gain on other securities:	32,621
Foreign exchange adjustment:	237
Treasury stock:	(160,851)
TOTAL SHAREHOLDERS' EQUITY	462,903
TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	692,357

CONSOLIDATED STATEMENT OF INCOME

(For the period from April 1, 2005 to March 31, 2006)

Recurring profit and expenses		(million yen)
Operating income and expenses:		
Operating income		
Net sales		593,493
Operating expenses		
Cost of sales	383,592	
Selling, general and administrative expenses	159,176	542,769
Operating income		**50,724**
Non-operating income and expenses:		
Non-operating income		
Interest and dividends income	1,367	
Equity in earnings of affiliates	1,312	
Other income	2,319	4,998
Non-operating expenses		
Interest and discounts expenses	404	
New share issuing expenses	532	
Bond issuing expenses	215	
Loss on investments in investment association	1,948	
Other expenses	2,281	5,383
Recurring profit		**50,340**
Special gains and losses		
Special gains:		
Gain on sale of fixed assets	7	
Gain on sale of investment securities	11,647	
Reversal of allowance for doubtful accounts	98	
Others	169	11,922
Special losses:		
Loss on sale of fixed assets	203	
Loss on disposition of fixed assets	284	
Loss on sale of investment securities	34,885	
Valuation loss of investment securities	385	
Valuation loss of memberships, etc.	19	
Transfer to allowance for doubtful accounts of membership deposits	47	
Others	320	36,147
Income before tax for the year		**26,115**
Corporate income, inhabitant and enterprise taxes	9,607	
Adjustment to corporate income taxes, etc.	3,769	13,377
Minority interests		1,392
Net income for the year		**11,345**

Copy of Account Auditors' Audit Report

INDEPENDENT AUDITOR'S REPORT

May 12, 2006

To: The Board of Directors
Fuji Television Network, Incorporated

Earnst & Young ShinNihon

By Tomohiro Niizato (seal)
Specified and Executive Partner
Certified Public Accountant

By Munetake Kamiyama (seal)
Specified and Executive Partner
Certified Public Accountant

In accordance with the provision of Article 19-2, paragraph 3 of the "Law Concerning Special Exceptions to the Commercial Code Relating to Audit, etc. of Stock Corporations" of Japan, this firm has audited the consolidated financial statements, or consolidated balance sheet and consolidated statement of income for the 65th business year of Fuji Television Network, Incorporated (the "Company") covering the period from April 1, 2005 to March 31, 2006. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinions thereon from an independent standpoint.

We made such audit in compliance with generally accepted fair and reasonable auditing standards in Japan. The auditing standards require us to have a reasonable assurance whether any material misrepresentation exists in the consolidated financial statements or not. Our audit was made on a test basis and included the examination of the presentations in their entirety in the consolidated financial statements, including the evaluation of the accounting policies and methods of application thereof employed by management and estimates made by management. We consider that as a result of our audit, we have obtained a reasonable basis for expressing our opinions. The auditing procedures also included those followed in respect of any of the subsidiaries or consolidated subsidiaries of the Company as we considered necessary.

As a result of such audit, this firm is of the opinion that the abovementioned consolidated financial statements fairly present the state of the property and profit and loss of

the corporate group consisting of the Company and its consolidated subsidiaries in accordance with laws, ordinances and the Articles of Incorporation.

The subsequent event mentioned in the consolidated financial statements will have a significant effect on the state of the property and profit and loss of the corporate group consisting of the Company and its consolidated subsidiaries for the following business year or thereafter.

There is no such relation of interests between the Company and this firm or any executive partner thereof as is required to be stated under the Certified Public Accountant Law of Japan.

- END -

Propositions and explanatory information:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 65th business year and payment of bonuses for officers

The proposed appropriation of retained earnings is as set forth on page 21 hereof.

The Company, based on a basic policy of continued dividend distribution on a constant basis, makes dividend distribution in consideration of the need for internal reserves for strongly promoting the Group's capital and financial strategies and by taking into accounts its operating results and the business conditions comprehensively. With regard to dividends for the business year under review, management proposes to pay a dividend of ¥2,000 per share (or an annual dividend of ¥4,000 per share, including the interim dividend of ¥2,000 per share already paid).

With regard to bonuses for officers, taking into consideration the operating results for the business year under review and other factors, it is hereby proposed that bonuses in the aggregate of ¥79,800,000 (¥69,300,000 for Directors and ¥10,500,000 for Statutory Auditors) be paid to 17 Directors and four Statutory Auditors in office as of March 31, 2006.

Proposition No. 2: Amendment to the Articles of Incorporation

It is hereby proposed that amendment be made to the existing Articles of Incorporation as described below:

1. Reasons for the amendment:

(1) In accordance with the enforcement of the "Corporation Law" (2005 Law No. 86) of Japan, the "Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law" (2005 Law No. 87) of Japan, the "Regulations to Enforce the Corporation Law" (2006 Ordinance of the Ministry of Justice No. 12) and the "Regulations on Corporate Accounts" (2006 Ordinance of the Ministry of Justice No. 13), effective May 1, 2006, it is proposed that amendment be made to its Articles of Incorporation as described below:

(i) By giving a thought to the prevalence of the Internet, the Company, pursuant to the "Regulations to Enforce the Corporation Law", intends to establish a new Article 16 (Disclosure via the Internet of reference documents for the General Meeting of Shareholders, etc. and deemed provision thereof) to allow reference documents for General Meetings of Shareholders and other documents to be disclosed via the Internet and deemed to have been provided to the shareholders.

(ii) To make the Board of Directors function smoothly, the Company intends to establish a new Article 25 (Omission of resolution) to allow the Company to deem resolutions by the Board of Directors to be adopted by their consent thereto in writing or by an electronic method.

(iii) To open positions of outside Directors and outside Statutory Auditors widely to persons of talent, the Company intends to establish a new Article 28 (Agreement with outside Director to limit liabilities) and a new Article 37 (Agreement with outside Statutory Auditor to limit liabilities) to allow the Company to enter into agreements with outside Directors and outside Statutory Auditors to limit their liabilities.

(iv) The Company intends to make the relevant statutory articles to be referred to in its Articles of Incorporation conform to the Corporation Law.

(v) The Company intends to change the terms under the Commercial Code before amendment to those under the Corporation Law, as well as some expressions and wording.

(vi) The Company intends to establish new Articles, amend the existing Articles, modify the relevant expressions or otherwise with regard to the matters deemed to have been provided for upon the enforcement of the Corporation Law pursuant to the "Law Concerning Adjustment of Related Laws, etc. Accompanying the Enforcement of the Corporation Law".

(vii) In addition, the Company intends to make required adjustment generally to the Articles of Incorporation, including changes of expressions and adjustment of the provisions, to conform to the Corporation Law.

(2) In accordance with the enforcement of the "Law to Amend Part of the Radio Law and the Broadcasting Law" (2005 Law No. 107) of Japan, effective April 1, 2006, which introduces a restriction on indirect ownership of broadcasters by foreign investors (restriction on investment by corporations or organizations controlled by foreigners, etc. in broadcasters at a ratio higher than specified in the Ordinance of the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan), the Company intends to make required amendment to Article 9 (Restrictions on entries or recordation of foreigners, etc. in the register of shareholders).

(3) Accordingly, the Company intends to make required adjustment generally, including changes in the numbering of the Articles.

2. The particulars of the proposed amendment:

The particulars of the proposed amendment are as follows:

(Underlines show the amendment.)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
Chapter I. General Provisions	**Chapter I. General Provisions**
Article 1 to 3 (Descriptions omitted)	Article 1 to 3 (Descriptions omitted)
(To be newly established)	(Organs) Article 4. The Company shall have the following organs in addition to the General Meeting of Shareholders and Directors: (1) The Board of Directors; (2) Statutory Auditors; (3) The Board of Statutory Auditors; and (4) Account Auditors.
(Method of public notices) Article 4. Public notices of the Company shall be inserted in the Sangyo Keizai Shimbun published in Tokyo.	(Method of public notices) Article 5. (Same as existing)
Chapter II. Shares and Fractional Shares	**Chapter II. Shares**
(Total number of shares to be issued) Article 5. The total number of shares authorized to be issued by the Company shall be nine million (9,000,000) shares; provided, however, that in case shares are cancelled, the number of shares so canceled shall be subtracted from the total number of shares so authorized.	(Total number of issuable shares) Article 6. The total number of issuable shares of the Company shall be nine million (9,000,000) shares.
(To be newly established)	(Issuance of share certificates) Article 7. The Company shall issue certificates representing its shares.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Acquisition by the Company of its own shares)	(Acquisition by the Company of its own shares)
Article 6. The Company may, by resolution of the Board of Directors, purchase its own shares pursuant to the provision of Article 211-3, paragraph 1, item 2 of the Commercial Code of Japan.	Article 8. The Company may, by resolution of the Board of Directors, acquire its own shares pursuant to the provision of Article 165, paragraph 2, of the Corporation Law of Japan.
(Restrictions on entries or recordation of foreigners, etc. in the register of shareholders)	(Restrictions on entries or recordation of foreigners, etc. in the register of shareholders)
Article 7. In the event that any of the persons listed below makes a request for the entry or recordation of his/her/its name and address in the register of shareholders and the total number of voting rights of the persons listed below would amount to one-fifth (1/5) or more of the Company's aggregate voting rights if such request were accepted, the Company shall turn down the request: (1) Persons of non-Japanese nationality; (2) Foreign governments and representatives thereof; and (3) Foreign corporations and organizations.	Article 9. In the event that the aggregate of the ratio of voting rights directly owned by the persons (the "foreigners, etc.") listed in items 1 through 3 below and such ratio of voting rights indirectly owned by the foreigners, etc. through any person listed in item 4 below as specified in the Ordinance of the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan would amount to the ratio of one-fifth (1/5) or more of the Company's aggregate voting rights, the Company may turn down a request for the entry or recordation in the register of shareholders (including the register of beneficial shareholders; the same applies hereinafter) in respect of the shares acquired by the foreigners, etc., pursuant to the provisions of Article 52-8, paragraph 1 and paragraph 2 of the Broadcasting Law of Japan: (1) Persons of non-Japanese nationality; (2) Foreign governments and representatives thereof; (3) Foreign corporations and organizations; and (4) Corporations and organizations whose ratio of voting rights directly owned by the persons listed in items 1 through 3 is no less that the rate specified in the Ministry of Public Management, Home Affairs, Posts and Telecommunications of Japan.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Denominations of share certificates)	(Denominations of share certificates)
Article 8. The denominations of share certificates to be issued by the Company shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.	Article 10. (Same as existing)
(Share Handling Regulations)	(Share Handling Regulations)
Article 9. The registration of a transfer of shares of the Company, the entries or recordation in the register of fractional shares, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the purchase of fractional shares and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.	Article 11. The entries or recordation in the register of shareholders of the Company, the registration of a pledge or cancellation thereof, the indication of trust property or cancellation thereof, the reissue of share certificates, the matters concerning the exercise of rights by the shareholders as provided for in laws or ordinances and other proceedings concerning shares, and the fees therefor shall be governed as provided for in the Share Handling Regulations to be established by the Board of Directors.
(Transfer agent)	(Share registrar)
Article 10. The Company shall have a transfer agent with respect to its shares and fractional shares.	Article 12. The Company shall have a share registrar.
2. The transfer agent and its place of business shall be selected by resolution of the Board of Directors.	2. The share registrar and its place of business shall be designated by resolution of the Board of Directors.
3. The register of shareholders, the register of beneficial shareholders, the register of fractional shares and the register of loss of share certificates of the Company shall be kept at the transfer agent's place of business and the registration of a transfer of shares and other business relating to shares shall be handled by the transfer agent and not by the Company.	3. The preparation and keeping of the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates of the Company and other affairs relating to the register of shareholders, the register of stock acquisition rights and the register of loss of share certificates shall be delegated to the share registrar and shall not be handled by the Company.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Record Date) Article 11. The Company shall treat the shareholders with voting rights appearing or recorded in the final register of shareholders and the register of beneficial shareholders as of March 31 of each year as shareholders entitled to exercise their rights at the Ordinary General Meeting of Shareholders relating to the relevant closing of accounts. 2. In addition to the foregoing paragraph, the Company may, by resolution of the Board of Directors, temporarily fix a record date as the necessity arises, upon prior public notice.	(To be deleted)
Chapter III. General Meeting of Shareholders	**Chapter III. General Meeting of Shareholders**
(Time of convocation and voting rights) Article 12. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the day next following the date of closing of accounts of each year and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.	(Time of convocation and voting rights) Article 13. The Ordinary General Meeting of Shareholders shall be convened within three (3) months from the close of each fiscal year and an extraordinary General Meeting of Shareholders shall be convened from time to time as the necessity arises.
(To be newly established)	(Record date) Article 14. The record date for the rights to vote at the Ordinary General Meeting of Shareholders of the Company shall be March 31 of each year.
(Convener and chairman) Article 13. Unless otherwise provided for in laws or ordinances, General Meetings of Shareholders shall be convened in accordance with the resolution of the Board of Directors and presided over, by the Chairman of the Board.	(Convener and chairman) Article 15. (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall act in his place; and if the office of the President is vacant or the President is unable to act, then one of the other Directors shall act in his place in the order previously determined by the Board of Directors as set forth in the Regulations of the Board of Directors.	2. (Same as existing)
(To be newly established)	(Disclosure via the Internet of reference documents for the General Meeting of Shareholders, etc. and deemed provision thereof) Article 16. By disclosing information relating to all matters that shall be described or stated in any reference document for the General Meeting of Shareholders, business report, financial statement and consolidated financial statement upon convening a General Meeting of Shareholders by a method utilizing the Internet in accordance as provided for in the Ordinance of the Ministry of Justice of Japan, the Company may be deemed to have provided such information to the shareholders.
(Method of adopting resolutions) Article 14. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including the beneficial shareholders; the same applies hereinafter) present.	(Method of adopting resolutions) Article 17. Unless otherwise provided for in laws or ordinances or in these Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders (including the beneficial shareholders; the same applies hereinafter) present who are entitled to vote.
2. Resolutions as provided for in Article 343 of the Commercial Code of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.	2. Resolutions as provided for in Article 309, paragraph 2 of the Corporation Law of Japan shall be adopted at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Exercise of voting rights by proxy)	(Exercise of voting rights by proxy)
Article 15. Shareholders of the Company or their legal representatives may exercise their voting rights by proxy who shall be another shareholder of the Company having voting rights, at any General Meeting of Shareholders.	Article 18. Shareholders of the Company or their legal representatives may exercise their voting rights by proxy (being one (1) person) who shall be another shareholder of the Company having voting rights, at any General Meeting of Shareholders.
2. The proxy mentioned in the foregoing paragraph shall submit an instrument showing his/her authority to act as proxy to the Company for each General Meeting of Shareholders.	2. (Same as existing)
(Minutes)	(To be deleted)
Article 16. The outline proceedings and the resultant actions taken at each General Meeting of Shareholders shall be recorded in minutes and the chairman and the Directors present shall affix their names and seals thereto.	
Chapter IV. Directors and Board of Directors	**Chapter IV. Directors and Board of Directors**
(Number)	(Number)
Article 17. The Company shall have not more than twenty (20) Directors.	Article 19. (Same as existing)
(Election)	(Election)
Article 18. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	Article 20. Directors of the Company shall be elected at a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote thereat shall be present, by a majority of the voting rights of the shareholders so present.
2. No cumulative voting shall be used for resolutions for the election of Directors of the Company.	2. (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Term of office)	(Term of office)
Article 19. The term of office of Directors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within one (1) year after their assumption of office.	Article 21. The term of office of Directors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within one (1) year after their election.
(Representative Directors and Directors with specific titles)	(Representative Directors and Directors with specific titles)
Article 20. A Director or Directors to represent the Company shall be elected by resolution of the Board of Directors.	Article 22. A Director or Directors to represent the Company shall be appointed by resolution of the Board of Directors.
2. By resolution of the Board of Directors, the Company shall elect one (1) Chairman of the Board and one (1) President and may elect one (1) or more Executive Vice Presidents, Senior Executive Managing Directors and Executive Managing Directors as the necessity arises.	2. By resolution of the Board of Directors, the Company shall appoint one (1) Chairman of the Board and one (1) President and may appoint one (1) or more Executive Vice Presidents, Senior Executive Managing Directors and Executive Managing Directors as the necessity arises.
(Convener and chairman)	(Convener and chairman)
Article 21. Unless otherwise provided for in laws or ordinances, a meeting of the Board of Directors of the Company shall be convened and presided over by the Chairman of the Board.	Article 23. (Same as existing)
2. If the office of the Chairman of the Board is vacant or the Chairman of the Board is unable to act, the President shall act in his place; and if the office of the President is vacant or the President is unable to act, then one of the other Directors shall act in his place in the order previously determined by the Board of Directors as set forth in the Regulations of the Board of Directors.	2. (Same as existing)

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Convocation notice)	(Convocation notice)
Article 22. Notice for convening a meeting of the Board of Directors of the Company shall be dispatched to each Director and each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	Article 24. (Same as existing)
(Method of adopting resolutions)	(Omission of resolution)
Article 23. Resolutions of the Board of Directors of the Company shall be adopted at its meeting at which a majority of the Directors shall be present, by a majority of the Directors so present.	Article 25. The Company shall deem that a resolution of the Board of Directors has been adopted if the requirements of Article 370 of the Corporation Law of Japan have been fulfilled.
(Regulations of the Board of Directors)	(Regulations of the Board of Directors)
Article 24. The Board of Directors of the Company shall make decisions on the execution of important business of the Company as well as the matters provided for in laws or ordinances or in these Articles of Incorporation. The conduct of its meetings shall be governed by the Regulations of the Board of Directors to be established by the Board of Directors.	Article 26. (Same as existing)
(Remuneration)	(Remuneration, etc.)
Article 25. Remuneration of Directors of the Company shall be determined by resolution of the General Meeting of Shareholders.	Article 27. Remuneration, bonuses and other proprietary benefits Directors may receive from the Company in consideration of the execution of their duties ("remuneration, etc.") shall be determined by resolution of the General Meeting of Shareholders.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Minutes) Article 26. The outline proceedings and the resultant actions taken at each meeting of the Board of Directors shall be recorded in minutes and the Directors and the Statutory Auditors present shall affix their names and seals thereto.	(To be deleted)
(To be newly established)	(Agreement with outside Director to limit liabilities) Article 28. The Company may enter into an agreement with any outside Director to limit such liabilities as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, pursuant to Article 427, paragraph 1 of the said law; provided however, that the maximum amount of a liability under such agreement shall be the higher of the amount previously determined which shall not be less than ten (10) million yen, and the amount provided for in laws or ordinances.
(Advisers) Article 27. The Company may, by resolution of the Board of Directors, have one (1) or more Advisers.	(Advisers) Article 29. (Same as existing)
Chapter V. Statutory Auditors and Board of Statutory Auditors	**Chapter V. Statutory Auditors and Board of Statutory Auditors**
(Number) Article 28. The Company shall have not more than five (5) Statutory Auditors.	(Number) Article 30. (Same as existing)
(Election) Article 29. Statutory Auditors of the Company shall be elected a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of all the shareholders shall be present, by a majority of the voting rights of the shareholders so present.	(Election) Article 31. Statutory Auditors of the Company shall be elected a General Meeting of Shareholders at which shareholders holding one-third (1/3) or more of voting rights of the shareholders entitled to vote thereat shall be present, by two-thirds (2/3) or more of the voting rights of the shareholders so present.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Term of office)	(Term of office of statutory auditors)
Article 30. The term of office of Statutory Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the closing of accounts last to occur within four (4) years after their assumption of office.	Article 32. The term of office of Statutory Auditors of the Company shall expire at the close of the Ordinary General Meeting of Shareholders relating to the last fiscal year to end within four (4) years after their election.
2. The term of office of a Statutory Auditor elected to fill a vacancy created by a Statutory Auditor who retired before the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor should expire.	2. The term of office of a Statutory Auditor elected to fill a vacancy created by a Statutory Auditor who retired before the expiration of the term of office shall expire at such time as the term of office of the retired Statutory Auditor would expire.
(Full-time Statutory Auditors)	(Full-time Statutory Auditors)
Article 31. The Company shall have a full-time Statutory Auditor or Auditors elected by the Statutory Auditors from among their number.	Article 33. The Company shall have a full-time Statutory Auditor or Auditors appointed by resolution of the Board of Statutory Auditors.
(Convocation notice)	(Convocation notice)
Article 32. Notice for convening a meeting of the Board of Statutory Auditors of the Company shall be dispatched to each Statutory Auditor not later than three (3) days prior to the date of the meeting; provided, however, that such period of notice may be shortened in case of urgency.	Article 34. (Same as existing)
(Method of adopting resolutions)	(To be deleted)
Article 33. Unless otherwise provided for in laws or ordinances, resolutions of the Board of Statutory Auditors of the Company shall be adopted by a majority of the Statutory Auditors.	

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
(Regulations of the Board of Statutory Auditors)	(Regulations of the Board of Statutory Auditors)
Article 34. In addition as provided for in laws or ordinances or in these Articles of Incorporation, all matters concerning the Board of Statutory Auditors of the Company shall be governed by the Regulations of the Board of Statutory Auditors to be established by resolution of the Board of Statutory Auditors.	Article 35. (Same as existing)
(Remuneration)	(Remuneration, etc.)
Article 35. Remuneration of Statutory Auditors of the Company shall be determined by resolution of the General Meeting of Shareholders.	Article 36. Remuneration, etc. of Statutory Auditors of the Company shall be determined by resolution of the General Meeting of Shareholders.
(Minutes)	(To be deleted)
Article 36. The outline proceedings and the resultant actions taken at each meeting of the Board of Statutory Auditors shall be recorded in minutes and the Statutory Auditors present shall affix their names and seals thereto.	
(To be newly establishment)	(Agreement with outside Statutory Auditor to limit liabilities)
	Article 37. The Company may enter into an agreement with any outside Statutory Auditor to limit such liabilities as provided for in Article 423, paragraph 1 of the Corporation Law of Japan, pursuant to Article 427, paragraph 1 of the said law; provided however, that the maximum amount of a liability under such agreement shall be the higher of the amount previously determined which shall not be less than ten (10) million yen, and the amount provided for in laws or ordinances.

Existing Articles of Incorporation	Proposed amendment to the Articles of Incorporation
Chapter VI. Accounts	**Chapter VI. Accounts**
(Business year and the date of closing of accounts)	(Fiscal year)
Article 37. The business year of the Company shall begin on April 1 of each year and end on March 31 of the following year and the accounts shall be closed at the end of each business year.	Article 38. The fiscal year of the Company shall be annual, commencing on April 1 of each year and ending on March 31 of the following year.
(Dividends)	(Record date for distribution of surplus)
Article 38. Dividends of the Company shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of the date of closing of accounts of each year.	Article 39. The record date for year-end dividends of the Company shall be March 31 of each year. 2. In addition to the foregoing paragraph, the Company may make distribution of surplus by specifying a record date therefor.
(Interim dividends)	(Interim dividends)
Article 39. The Company may, by resolution of the Board of Directors, pay interim dividends to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30 of each year.	Article 40. The Company may, by resolution of the Board of Directors, pay interim dividends as of September 30 of each year, which shall be the record date therefor.
(Period of limitations)	(Period of limitations)
Article 40. If any dividend, interim dividend or other payment remains unreceived upon the expiration of three (3) full years from the day on which such any dividend, interim dividend or other payment became due and payable, the Company shall be relieved of the obligation to pay such any dividend or interim dividend or make such any other payment.	Article 41. In the event that dividends are paid in cash, if any dividend remains unreceived upon the expiration of three (3) full years from the day on which such any dividend became due and payable, the Company shall be relieved of the obligation to pay such any dividend.

Proposition No. 3: Election of 19 Directors

The term of office of all of the (17) Directors will expire at the close of this Ordinary General Meeting of Shareholders. Hence, it is hereby proposed that 19 Directors be elected.

The candidates for Directors are as set forth below: (Translation omitted)

Proposition No. 4: Election of one Statutory Auditor

To strengthen and improve the auditing system, it is hereby proposed that one more additional Statutory Auditor be elected.

The Board of Statutory Auditors has consented to this proposition.

The candidate for Statutory Auditor is as set forth below: (Translation omitted)

Proposition No. 5: Granting of retirement gratuities to the retired and retiring Directors and retired Statutory Auditor

Director Mr.Yuji Itoyama will retire at the close of this Ordinary General Meeting of Shareholders. Director Mr. Nobushige Wakamatsu passed away on July 27, 2005 and Statutory Auditor Mr. Rokuro Ishikawa passed away on December 14, 2005. It is hereby proposed that retirement gratuities be granted to them in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the retired and retiring Directors and to consultation among the Statutory Auditors in respect of the retired Statutory Auditor, respectively.

- END -

(Translation)

RECEIVED
2006 JUL 31 P 5:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 29, 2006

NOTICE OF RESOLUTIONS OF THE 65TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 65th Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Hisashi Hieda
Chairman and Representative Director

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Description

Matters reported:

1. Report on the business report, balance sheet and statement of income for the 65th business year (from April 1, 2005 to March 31, 2006)

2. Report on the consolidated balance sheet and consolidated statement of income for the 65th business year (from April 1, 2005 to March 31, 2006) and the results of audit of the consolidated financial statements for the 65th

business year by the account auditors and the Board of Statutory Auditors

The particulars of the above financial statements and the results of audit thereof were reported to the meeting.

Matters resolved:

Proposition No. 1: Approval of the proposed appropriation of retained earnings for the 65th business year and payment of bonuses for officers

The proposition was approved and adopted as proposed.

The dividend was determined to be ¥2,000 per share (or an annual dividend of ¥4,000 per share, including an interim dividend of ¥2,000).

Bonuses for officers were determined to be paid in the aggregate of ¥79,800,000 (¥69,300,000 for Directors and ¥10,500,000 for Statutory Auditors) to 17 Directors and four Statutory Auditors in office as of March 31, 2006.

Proposition No. 2: Amendment to the Articles of Incorporation

The proposition was approved and adopted as proposed.

Proposition No. 3: Election of 19 Directors

The proposition was approved and adopted as proposed. Messrs. Hisashi Hieda, Koichi Murakami, Ryosuke Yokoi, Masaki Miyauchi, Koh Toyoda, Yoshiaki Yamada, Shuji Kano, Hideaki Ota, Masaki Obitsu, Masumi Uchibori, Toyochika Akibo, Isao Matsuoka, Shigeki Sato, Yoshio Dema, Takafumi Beppu and Takehiko Kiyohara, 16 in all, were reelected as Directors and Messrs. Eiichi Kubota, Kazuaki Iijima and Taizan Ishiguro, three in all, were newly elected as Directors and assumed office.

Proposition No. 4: Election of one Statutory Auditor

The proposition was approved and adopted as proposed. Mr. Naoya Minami was elected as Statutory Auditor and assumed office.

Proposition No. 5: Granting of retirement gratuities to the retired and retiring Directors and retired Statutory Auditor

It was approved and adopted as proposed that retirement gratuities be granted to the retiring Director Mr. Yuji Itoyama, the late Director Mr. Nobushige Wakamatsu and the late Statutory Auditor Mr. Rokuro Ishikawa, in appreciation of services rendered by them while in office, within the extent of a reasonable amount in accordance with the established standards of the Company and that determination of the actual amount, the time and method of presentation, etc. be left to the Board of Directors in respect of the retired and retiring Directors and to consultation among the Statutory Auditors in respect of the retired Statutory Auditor, respectively.

- END -

- - - - -

Election of Directors

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the following persons were elected as Representative Directors and Directors with specific titles and assumed the respective offices:

Chairman and Representative Director:	Hisashi Hieda
President and Representative Director:	Koichi Murakami
Senior Executive Managing Director:	Ryosuke Yokoi
Senior Executive Managing Director:	Masaki Miyauchi
Executive Managing Director:	Koh Toyoda
Executive Managing Director:	Yoshiaki Yamada
Executive Managing Director:	Shuji Kano
Executive Managing Director:	Hideaki Ota
Executive Managing Director:	Masaki Obitsu

Payment of dividends for the 65th business year

We enclose herewith a "Notice of Payment by Postal Transfer" and recommend that the payment of dividends for the 65th business year be received during the payment handling period (from June 30, 2006 to July 31, 2006) at any post office.

If you have already elected to receive payment of dividends by transfer to your bank account, please confirm the receipt of the payment as mentioned in a "Statement of Dividends" and a "Confirmation of Account to Receive Dividends" separately sent.